

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2022

Shyam P. Kambeyanda
Chief Executive Officer
ESAB Corp.
909 Rose Avenue, 8th Floor
North Bethesda, MD 20852

> **Re: ESAB Corp.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed March 11, 2022**
> **File No. 001-41297**

Dear Mr. Kambeyanda:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10

Risks Related to Our Business
The majority of our sales are derived from international operations. We are subject to specific risks..., page 24

1. We note your disclosure regarding Russia's invasion of the Ukraine and that such events may negatively impact your results of operations, cash flows and financial condition. We further note that for the year ended December 31, 2021, "the Company's business in Russia accounted for approximately 7% of the Company's total revenue." Please clarify whether such disclosure means that the Company derived 7% of its total revenue from sales in Russia. Additionally, describe in greater detail the impact of the invasion on your business, including the impact to your supply chain, specific impacts from sanctions and export controls, and whether you will need to evaluate any aspects of your business for impairment. If the impact is not material, please explain why.

Shyam P. Kambeyanda
ESAB Corp.
March 16, 2022
Page 2

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accountant Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

      Sincerely,

      Division of Corporation Finance
      Office of Technology

cc: Cathy A. Birkeland